Exhibit 99.1



Opening doors to the future®

Press Release

DENVER, CO – April 26, 2022

Contact: Trent Trujillo
Email: ttrujillo@udr.com

UDR ANNOUNCES FIRST QUARTER 2022 RESULTS
AND INCREASES FULL-YEAR 2022 GUIDANCE RANGES

UDR, Inc. (the "Company") (NYSE: UDR), announced today its first quarter 2022 results. Net Income, Funds from Operations ("FFO"), FFO as Adjusted ("FFOA"), and Adjusted FFO ("AFFO") per diluted share for the quarter ended March 31, 2022 are detailed below.

Metric	Quarter Ended March 31				
	1Q 2022 Actual	1Q 2022 Guidance	1Q 2021 Actual	$ Change vs. Prior Year Period	% Change vs. Prior Year Period
Net Income per diluted share	$0.04	$0.02 to $0.04	$0.01	$0.03	300%
FFO per diluted share	$0.54	$0.53 to $0.55	$0.32	$0.22	69%
FFOA per diluted share	$0.55	$0.53 to $0.55	$0.47	$0.08	17%
AFFO per diluted share	$0.51	$0.50 to $0.52	$0.44	$0.07	16%

- Same-Store ("SS") results for the first quarter 2022 versus the first quarter 2021 and the fourth quarter 2021 are summarized below.

SS Growth / (Decline)	Concessions reflected on a **cash basis**:		Concessions reflected on a **straight-line basis**:	
	Year-Over-Year ("YOY"): 1Q 2022 vs. 1Q 2021	Sequential: 1Q 2022 vs. 4Q 2021	Year-Over-Year ("YOY"): 1Q 2022 vs. 1Q 2021	Sequential: 1Q 2022 vs. 4Q 2021
Revenue	10.8%	1.8%	9.8%	2.1%
Expense	4.2%	2.0%	4.2%	2.0%
Net Operating Income ("NOI")	14.0%	1.7%	12.6%	2.1%

- The Company's weighted average SS physical occupancy for the first quarter of 2022 was 97.3 percent, compared to 96.3 percent for the first quarter of 2021 and 97.1 percent for the fourth quarter of 2021.

- As previously announced, during the quarter, the Company entered into forward equity sale agreements for 7.0 million shares of common stock at an initial forward price per share of approximately $57.57 for estimated future net proceeds of approximately $402.8 million, subject to adjustment as described later in this release. No shares under these forward sale agreements have been settled.

- During the quarter, the Company committed to, and fully funded, an $11.6 million Developer Capital Program ("DCP") investment, realized the redemption of two DCP investments that generated life-to-date proceeds totaling $91.2 million on a total investment of $58.3 million, commenced two developments with an aggregate cost of approximately $187.5 million, and entered into an agreement to acquire a land site in Southeast Florida for future development for $16.0 million.

- During the quarter, the Company committed to invest an aggregate of $35.0 million into the RET Strategic Fund and two Climate Technology Funds, of which $13.2 million was contributed as of quarter end. Subsequent to quarter-end, the Company committed to invest $10.0 million in the RET Ventures ESG Fund. The Climate Technology and ESG funds serve to identify in-home and property-wide real estate technologies that are intended to help UDR, its residents, and others address climate change by reducing our collective carbon footprint. These investments further support UDR's best-in-class commitment to engaging in socially responsible Environmental, Social, and Governance ("ESG") activities.

"Our first quarter earnings results compare very well versus initial expectations provided in February due to operating fundamentals that have remained robust and continue to surprise to the upside," said Tom Toomey, UDR's Chairman and CEO. "Based on these current trends and the innovative operating initiatives we continue to implement, we raised full-year 2022 guidance expectations, further exemplifying the ongoing value our team creates for our stakeholders in what was already expected to be one of the best years in UDR's history."

Outlook

For the second quarter of 2022, the Company has established the following earnings guidance ranges and the Company has increased its previously provided full-year 2022 Same-Store and earnings guidance ranges[1]:

	Q2 2022 Outlook	Q1 2022 Actual	Updated Full-Year 2022 Outlook	Prior Full-Year 2022 Outlook	Change to 2022 Guidance, at Midpoint
Net Income / (Loss) per diluted share	$0.04 to $0.06	$0.04	$0.24 to $0.30	$0.22 to $0.30	$0.01
FFO per diluted share	$0.55 to $0.57	$0.54	$2.24 to $2.30	$2.22 to $2.30	$0.01
FFOA per diluted share	$0.55 to $0.57	$0.55	$2.25 to $2.31	$2.22 to $2.30	$0.02
AFFO per diluted share	$0.50 to $0.52	$0.51	$2.05 to $2.11	$2.02 to $2.10	$0.02
YOY Growth/(Decline): concessions reflected on a <u>cash basis:</u>					
SS Revenue	N/A	10.8%	8.5% to 10.0%	6.5% to 8.5%	1.75%
SS Expense	N/A	4.2%	3.0% to 4.0%	2.5% to 3.5%	0.50%
SS NOI	N/A	14.0%	10.75% to 12.75%	8.5% to 11.5%	1.75%
YOY Growth/(Decline): concessions reflected on a <u>straight-line basis:</u>					
SS Revenue	N/A	9.8%	9.0% to 10.5%	7.5% to 9.5%	1.25%
SS NOI	N/A	12.6%	11.5% to 13.5%	9.5% to 12.5%	1.50%

[1] Additional assumptions for the Company's second quarter and 2022 outlook can be found on Attachment 14 of the Company's related quarterly Supplemental Financial Information ("Supplement"). A reconciliation of FFO per share, FFOA per share, and AFFO per share to GAAP Net Income per share can be found on Attachment 15(D) of the Company's related quarterly Supplement. Non-GAAP financial measures and other terms, as used in this earnings release, are defined and further explained on Attachments 15(A) through 15(D), "Definitions and Reconciliations," of the Company's related quarterly Supplement.

Recent Operating Trends

"Strong pricing power, as evidenced by blended lease rate growth that continued to accelerate to the mid-to-high teens into the second quarter, continues to provide a robust tailwind for UDR's elevated same-store growth," said Mike Lacy, UDR's Senior Vice President of Operations. "In addition, future growth prospects remain attractive, driven by healthy demand for multifamily residences, seasonally strong market rent growth, record low resident turnover, a low-double-digit loss-to-lease, and occupancy above 97 percent."

Summary of Fourth Quarter 2021, First Quarter 2022, and April 2022 Residential Operating Trends[1]

	As of and Through April 22, 2022					
Same-Store Metric	**4Q 2021**	**Jan 2022**	**Feb 2022**	**Mar 2022**	**Q1 2022**	**Apr 2022**
Weighted Average Physical Occupancy	97.1%	97.4%	97.2%	97.3%	97.3%	97.0% - 97.3%
Effective Blended Lease Rate Growth[2]	11.7%	13.1%	14.0%	14.9%	14.1%	16.0% - 17.0%

[1] Metrics shown here are as of April 22, 2022, and are for the Company's same-store residential portfolio.

[2] The Company defines Effective Blended Lease Rate Growth as the combined proportional growth as a result of (a) Effective New Lease Rate Growth and (b) Effective Renewal Lease Rate Growth. Management considers Effective Blended Lease Rate Growth a useful metric for investors as it assesses combined proportional market-level new and in-place demand trends. Please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement for additional details.

Since the second quarter of 2020 (or the first full quarter in which results were impacted by the COVID-19 pandemic), the Company has consistently achieved ultimate cash revenue collections as a percentage of billed revenue in the 98.0%-98.5% range and expects collections to remain within this range throughout 2022. For the first quarter of 2022, the Company reduced its residential bad debt reserve to $11.9 million, including $0.6 million for the Company's share from unconsolidated joint ventures, which compares to a quarter-end accounts receivable balance of $24.4 million.

First Quarter 2022 Operating Results

In the first quarter, total revenue increased by $55.8 million YOY, or 18.5 percent, to $357.3 million. This increase was primarily attributable to growth in revenue from Same-Store communities and stabilized, non-mature communities. The first quarter annualized rate of resident turnover decreased by 530 basis points versus the prior year period to 34.2 percent.

In the table below, the Company has presented YOY Same-Store results by region, with concessions accounted for on both cash and straight-line bases.

Summary of Same-Store Results in First Quarter 2022 versus First Quarter 2021

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[1]	Physical Occupancy[2]	YOY Change in Occupancy
West	11.8%	3.7%	14.8%	34.9%	97.2%	1.4%
Mid-Atlantic	6.9%	5.3%	7.7%	21.0%	97.3%	0.9%
Northeast	10.6%	2.4%	15.9%	18.1%	97.4%	2.2%
Southeast	14.0%	6.2%	18.0%	13.0%	97.3%	0.2%
Southwest	11.2%	4.6%	15.4%	7.0%	97.3%	0.4%
Other Markets	13.4%	4.3%	17.3%	6.0%	97.2%	0.2%
Total (Cash)	**10.8%**	**4.2%**	**14.0%**	**100.0%**	**97.3%**	**1.0%**
Total (Straight-Line)	**9.8%**	**-**	**12.6%**	**-**	**-**	**-**

[1] Based on 1Q 2022 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.

[2] Weighted average Same-Store physical occupancy for the quarter.

In the table below, the Company has presented sequential Same-Store results by region, with concessions accounted for on both cash and straight-line bases.

Summary of Same-Store Results in First Quarter 2022 versus Fourth Quarter 2021

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[1]	Physical Occupancy[2]	Sequential Change in Occupancy
West	0.7%	(0.2)%	1.0%	34.9%	97.2%	0.3%
Mid-Atlantic	1.0%	3.7%	(0.1)%	21.0%	97.3%	0.2%
Northeast	2.8%	1.7%	3.4%	18.1%	97.4%	0.5%
Southeast	4.3%	5.4%	3.7%	13.0%	97.3%	(0.2)%
Southwest	1.6%	3.4%	0.5%	7.0%	97.3%	(0.2)%
Other Markets	1.6%	(3.8)%	3.7%	6.0%	97.2%	(0.3)%
Total (Cash)	**1.8%**	**2.0%**	**1.7%**	**100.0%**	**97.3%**	**0.2%**
Total (Straight-Line)	**2.1%**	**-**	**2.1%**	**-**	**-**	**-**

[1] Based on 1Q 2022 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.

[2] Weighted average Same-Store physical occupancy for the quarter.

Development Activity and Other Projects

During the first quarter, the Company delivered initial apartment homes at Cirrus (Denver, CO), The George Apartments (King of Prussia, PA), and Vitruvian West Phase 3 (Addison, TX), all of which continue their successful lease-ups. Additionally, during the quarter, the Company commenced construction of Villas at Fiori, a $53.5 million, 85-home townhouse community in Addison, TX, and Meridian, a $134.0 million, 330-home community in Tampa, FL.

At the end of the first quarter, the Company's development pipeline totaled $689.0 million and was 66.5 percent funded. The Company's active development pipeline includes seven communities, one each in Denver, CO; Dublin, CA; King of Prussia, PA; Washington, D.C.; and Tampa, FL, and two communities in Addison, TX, for a combined total of 1,832 homes.

At the end of the first quarter, the Company's pipeline of densification projects, which features the addition of 58 new apartment homes at three communities, totaled $27.0 million and was 53.2 percent funded.

DCP Activity

During the quarter, the Company committed to invest, and fully funded, $11.6 million in one DCP project, a recapitalization of a stabilized operating community, as summarized below.

Community	Location (MSA)	Commitment ($ millions)	Homes	Return Rate	Investment Type
Meetinghouse	Portland, OR	$11.6	232	8.25%	Preferred Equity

During the quarter, two DCP investments located in Nashville, TN, and Kissimmee, FL, were redeemed. The Company's life-to-date proceeds for the investments totaled $91.2 million, its cash proceeds realized upon redemption totaled $77.1 million, and its investment in the projects totaled $58.3 million.

At the end of the first quarter, the Company's preferred equity investments under its DCP platform, including accrued return, totaled $331.3 million with a weighted average return rate of 10.0 percent, and a weighted average estimated remaining term of 3.0 years.

Capital Markets and Balance Sheet Activity

"Our balance sheet remains in strong shape due to available liquidity totaling $1.7 billion, unencumbered NOI totaling 88 percent, and no meaningful debt maturities until 2024. In addition, we continue to make progress on improving our leverage metrics, highlighted by net debt-to-EBITDAre declining to 6.4x in the first quarter from 7.0x a year ago, with additional progress expected in the coming quarters," said Joe Fisher, UDR's Chief Financial Officer. "During the quarter we raised an additional $400 million of forward equity at a beneficial average price, which should continue to drive our accretive external growth in the quarters ahead."

As previously announced, during the quarter the Company entered into forward equity sale agreements for 7.0 million shares of common stock at an initial forward price per share of approximately $57.57. The initial forward price per share will be adjusted at settlement to reflect the then-current federal funds rate and the amount of dividends paid to holders of UDR common stock over the term of the forward equity sale agreements. No shares under these new forward equity sale agreements have been settled. The final date by which shares sold under these new forward equity sale agreements must be settled is March 30, 2023.

As of March 31, 2022, the Company had $1.7 billion of liquidity through a combination of cash, undrawn capacity on its credit facilities, and estimated proceeds of approximately $639.3 million from the potential settlement of approximately 11.4 million shares subject to previously-announced forward equity sale agreements (subject to adjustment as described above, and which have final settlement dates ranging between August 1, 2022 and March 30, 2023). Please see Attachment 14 of the Company's related quarterly Supplement for additional details on projected capital sources and uses.

The Company's total indebtedness as of March 31, 2022 was $5.5 billion with no remaining consolidated maturities until 2024, excluding principal amortization and amounts on the Company's commercial paper program. In the table below, the Company has presented select balance sheet metrics for the quarter ended March 31, 2022 and the comparable prior year period.

Balance Sheet Metric	Quarter Ended March 31		
	1Q 2022	1Q 2021	Change
Weighted Average Interest Rate	2.80%	2.84%	(0.04)%
Weighted Average Years to Maturity[1]	7.4	8.2	(0.8)
Consolidated Fixed Charge Coverage Ratio	5.3x	4.5x	0.8x
Consolidated Debt as a percentage of Total Assets	34.3%	35.3%	(1.0)%
Consolidated Net-Debt-to-EBITDAre	6.4x	7.0x	(0.6)x

(1) If the Company's commercial paper balance was refinanced using its line of credit, the weighted average years to maturity would be 7.6 years both with and without extensions for 1Q 2022 and 8.2 years without extensions and 8.3 years with extensions for 1Q 2021.

ESG

During the quarter, the Company committed to invest an aggregate of $35.0 million into the RET Strategic Fund and two Climate Technology Funds, of which $13.2 million was contributed as of quarter end. Subsequent to quarter-end, the Company committed to invest $10.0 million in the RET Ventures ESG Fund. The Climate Technology and ESG funds serve to identify in-home and property-wide real estate technologies that are intended to help UDR, its residents, and others address climate change by reducing our collective carbon footprint.

In addition, the Company is actively engaging with the Science Based Targets Initiative to establish how it can contribute to a lower-carbon future. These actions further support UDR's residential sector-leading GRESB score and best-in-class commitment to engaging in socially responsible ESG activities.

Dividend

As previously announced, the Company's Board of Directors declared a regular quarterly dividend on its common stock for the first quarter of 2022 in the amount of $0.38 per share. The dividend will be paid in cash on May 2, 2022 to UDR common shareholders of record as of April 11, 2022. The first quarter 2022 dividend will represent the 198th consecutive quarterly dividend paid by the Company on its common stock.

Supplemental Information
The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company which is available on the Company's website at ir.udr.com.

Conference Call and Webcast Information
UDR will host a webcast and conference call at 1:00 p.m. Eastern Time on April 27, 2022 to discuss first quarter results as well as high-level views for 2022. The webcast will be available on UDR's website at ir.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. To participate in the teleconference dial 877-423-9813 for domestic and 201-689-8573 for international. A passcode is not necessary.

Given a high volume of conference calls occurring during this time of year, delays are anticipated when connecting to the live call. As a result, stakeholders and interested parties are encouraged to utilize the Company's webcast link for its earnings results discussion.

A replay of the conference call will be available through May 27, 2022, by dialing 844-512-2921 for domestic and 412-317-6671 for international and entering the confirmation number, 13728752, when prompted for the passcode. A replay of the call will also be available for 30 days on UDR's website at ir.udr.com.

Full Text of the Earnings Report and Supplemental Data
The full text of the earnings report and related quarterly Supplement will be available on the Company's website at ir.udr.com.

Forward-Looking Statements
Certain statements made in this press release may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, the impact of the COVID-19 pandemic and measures intended to prevent its spread or address its effects, unfavorable changes in the apartment market, changing economic conditions, the impact of inflation/deflation on rental rates and property operating expenses, expectations concerning availability of capital and the stability of the capital markets, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule, expectations on job growth, home affordability and demand/supply ratio for multifamily housing, expectations concerning development and redevelopment activities, expectations on occupancy levels and rental rates, expectations concerning joint ventures with third parties, expectations that technology will help grow net operating income, expectations on annualized net operating income and other risk factors discussed in documents filed by the Company with the SEC from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

About UDR, Inc.
UDR, Inc. (NYSE: UDR), an S&P 500 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate communities in targeted U.S. markets. As of March 31, 2022, UDR owned or had an ownership position in 57,904 apartment homes including 1,564 homes under development. For over 49 years, UDR has delivered long-term value to shareholders, the best standard of service to Residents and the highest quality experience for Associates.